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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 Reading Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                              Common Stock Class A
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    755332509
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Libra Advisors, Inc.
         Ranjan Tandon, 277 Park Avenue, 26th Floor, New York, NY 10017
- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 28, 1996
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule
          13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)
                     or (4), check the following box / /.

  Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
                                (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

 CUSIP No. 755332509                                   Page    2    of     9

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Libra Advisors, Inc.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                     (b) / /


 3   SEC USE ONLY


 4   SOURCE OF FUNDS

                00
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

                7    SOLE VOTING POWER
                                 211,000
    NUMBER OF
      SHARES    8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING  9    SOLE DISPOSITIVE POWER
      PERSON                     211,000
       WITH
                10   SHARED DISPOSITIVE POWER



   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    211,000

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                          / /


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.2%

   14   TYPE OF REPORTING PERSON*
                                            CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
 SEC 1746 (12-91)

                                  SCHEDULE 13D

 CUSIP No. 755332509                                   Page    3    of     9


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Libra Fund, L.P.

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                     (b) / /


   3    SEC USE ONLY


   4    SOURCE OF FUNDS

                    WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               / /

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                7    SOLE VOTING POWER
                                 211,000
    NUMBER OF
      SHARES    8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
       EACH     9    SOLE DISPOSITIVE POWER
     REPORTING                 211,000
      PERSON
       WITH
                10   SHARED DISPOSITIVE POWER


   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    211,000
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* / /


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.2%

   14   TYPE OF REPORTING PERSON*
                                            PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.
SEC 1746 (12-91)

                          SCHEDULE 13D

 CUSIP No. 755332509                                   Page    4    of     9


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Ranjan Tandon

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                     (b) / /


   3    SEC USE ONLY


   4    SOURCE OF FUNDS

                     00

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               / /

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.

                7    SOLE VOTING POWER
                                 211,000
    NUMBER OF
      SHARES    8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
       EACH     9    SOLE DISPOSITIVE POWER
     REPORTING                   211,000
      PERSON
       WITH
                10   SHARED DISPOSITIVE POWER


   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    211,000

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* / /


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.2%

   14   TYPE OF REPORTING PERSON*
                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

        SEC 1746 (12-91)

                                  SCHEDULE 13D

 CUSIP No. 755332509                                   Page    5    of     9

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Chandrika Tandon

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                     (b) / /


   3    SEC USE ONLY


   4    SOURCE OF FUNDS

                    PF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               / /

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.

                7    SOLE VOTING POWER
                                 108,500
    NUMBER OF
      SHARES    8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING  9    SOLE DISPOSITIVE POWER
      PERSON                     108,500
       WITH
                10   SHARED DISPOSITIVE POWER


   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    108,500

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* / /


   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.2%

   14   TYPE OF REPORTING PERSON*
                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

SEC 1746 (12-91)

                              Amendment No. 1 to
                                 SCHEDULE 13D


                    The Schedule 13D (the "Schedule 13D") of the Reporting Persons that was filed on January 11, 1996 is hereby amended as follows. Unless otherwise defined herein, capitalized terms have the meanings set forth in the Schedule 13D.

          Item 3.   Source and Amount of Funds

                    Item 3 is hereby supplemented by the addition of the following information:

                    Libra purchased an aggregate of 1,500 additional shares of Class A Common Stock for an aggregate purchase price of $14,062.50 using its own funds. C. Tandon purchased an aggregate of 49,500 additional shares of Class A Common Stock for an aggregate purchase price of $531,906.25.

          Item 4.   Purpose of the Transaction

                    Item 4 is hereby supplemented by the addition of the following information:

                    On August 28, 1996, the letter annexed hereto as Exhibit C and incorporated herein by reference was sent to the Board of Directors of Reading Company.

                    Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

          Item 5.   Interest in Securities of the Issuer

                    (a) and (b) Libra is the beneficial owner of 211,000 shares of Class A Common Stock, or 4.2% of the outstanding shares of Class A Common Stock.

                    Advisors, as general partner of Libra, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 211,000 shares of Class A Common Stock owned by Libra. Accordingly, Advisors may be deemed to be the beneficial owner of such 211,000 shares of Class A Common Stock.

                    As the sole shareholder and president of Advisors, R. Tandon may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 211,000 shares of Class A Common Stock owned by Libra. Accordingly, R. Tandon may be deemed to be the beneficial owner of such 211,000 shares of

          Class A Common Stock.

                        C. Tandon is the beneficial owner of 108,500 shares of Class A Common Stock, or 2.2% of the outstanding shares of Class
          A Common Stock. C. Tandon has the sole power to vote and to direct the voting of and the power to dispose and direct the disposition of the 108,500 shares of Class A Common Stock owned by her. C. Tandon disclaims beneficial ownership of the shares of Class A Common Stock owned by the other Reporting Persons.
          Libra, Advisors and R. Tandon each disclaim beneficial ownership of the shares of Class A Common Stock owned by C. Tandon.

                    The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 4,962,339 outstanding shares of Class A Common Stock of the Issuer as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 1996.

                    (c) See Schedule A attached hereto for a list of the transactions executed by Libra and C. Tandon with respect to the Class A Common Stock since the filing of the Schedule 13D. All of such transactions were effected in the open market. No other Reporting Person has executed any transactions with respect to the Class A Common Stock in the past 60 days.

                    (d)  Not Applicable.

                    (e)  Not Applicable.

          Item 7.   Material to be Filed as Exhibits

                    Exhibit C.  Letter to Directors

          Signatures

                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               LIBRA FUNDS, L.P.

                               By: LIBRA ADVISORS, INC.,
                               its General Partner

                               By: /s/ Ranjan Tandon
           ------------------------
                                   Name: Ranjan Tandon
                                   Title: President


                               LIBRA ADVISORS, INC.

                               By: /s/ Ranjan Tandon
   ------------------------
                                  Name: Ranjan Tandon
                                  Title: President

                               /s/ Ranjan Tandon
                               ----------------------------
                               RANJAN TANDON

                               /s/ Chandrika Tandon
                               ----------------------------
                               CHANDRIKA TANDON

          Dated: September 4, 1996

                                      SCHEDULE A



          RDGCA purchased for:


                            Date        Shares       Price        Total
                            ----        ------       -----        -----

           Libra
           Advisors

                          1/18/96     1,500       9.3750        1,500




                            Date        Shares       Price        Total
                            ----        ------       -----        -----

           C. Tandon

                          3/07/96     2,000      10.1250        2,000
                          3/20/96     5,000      10.7500        7,000
                          3/21/96     2,500      10.6250        9,500
                          4/08/96     2,000      10.7500       11,500
                          4/11/96     2,500      10.7500       14,000
                          4/16/96     2,500      10.6875       16,500
                          4/16/96    30,500      10.8125       46,500
                          4/23/96     3,000      10.6250       49,500

                                                                       Exhibit C


                             LIBRA ADVISORS, INC.



                                                                 August 28, 1996



                 Board of Directors
                 Reading Corporation
                 One Penn Square West
                 30 South Fifteenth St. #1130
                 Philadelphia, PA  19102


                 Gentlemen:

                                  As you may be aware, Libra Advisors, Inc. and
                 its affiliates own 320,000 shares of common stock of Reading Corporation (the "Company"). As the largest outside holder of common stock of the Company, we have reviewed the proposed transaction among the Company, Craig Corporation ("Craig") and Citadel Holding Corporation ("Citadel") and consider it unacceptable. We believe if the Board of Directors consummates the transaction as currently contemplated it will breach its fiduciary duty to the minority shareholders of the Company.

                                  The Company's book value as of June 30, 1996
                 was in excess of $14 per share with $8 per share being represented by cash. Given the book value and cash, it would appear not to be in the shareholders' best interest to exchange stock in the Company at a conversion price representing a discount to book value for assets of questionable value. In addition to the discount to book value, we question the premium on the convertible preferred stock to be issued by the Company. We believe the premium on the convertible preferred stock should be significantly higher. It appears that the primary purpose of the transaction is for Craig to avoid a tax liability on the preferred stock it owns in Stater Bros. Holdings through the use of the company's net operating loss. Moreover, the Company has publicly and privately defined its business as theater development. As a result, there seems to be no legitimate business reason for the Company to purchase stock of the supermarket chain.

                                  We are deeply concerned about the nature of
                 the transaction as well as the terms and conditions, as outlined in the press release. Given the current ownership by

                 Craig in the Company, we are not certain the transaction will be afforded the protection of the business

                 Board of Directors
                 August 28, 1996
                 Page 2

                 judgment rule. If this transaction is completed as currently structured, we intend to avail ourselves of all remedies to challenge the Board of Directors' breach of fiduciary duty to the minority shareholders. If you would like to discuss this further, please call the undersigned.



                                                         Very truly yours
                                                         Libra Advisors, Inc.

                                                         /s/ Ranjan Tandon
                                                         ----------------------
                                                         By Ranjan Tandon
                                                         President


                 cc:  Mr Jim Cotter
                 Chairman of the Board
                 Craig Corporation
                 550 South Hope Street #1825
                 Los Angeles, CA  90071